NO ACT

PE
2-23-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


09011583

Received SEC
APR 08 2009
Washington, DC 20549

April 8, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-8-09

Bruce M. Gack
Vice President and
Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Re: The Kroger Co.
Incoming letter dated February 23, 2009

Dear Mr. Gack:

This is in response to your letter dated February 23, 2009 concerning the shareholder proposal submitted to Kroger by People for the Ethical Treatment of Animals. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Matt Prescott
Assistant Director
PETA Corporate Affairs
501 Front Street
Norfolk, VA 23510

April 8, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 23, 2009

The proposal encourages the board to give purchasing preference to chicken and turkey meat suppliers that use or adopt controlled-atmosphere killing and to begin purchasing poultry from suppliers using controlled-atmosphere killing.

There appears to be some basis for your view that Kroger may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Kroger omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
EXECUTIVE VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1482

LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
STEPHANIE GEPHARDT
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
CHRISTINE S. WHEATLEY
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
BEAU C. SEFTON
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL
BOBBI J. McFADDEN, PARALEGAL

February 23, 2009

VIA UPS OVERNIGHT

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 7, 2009, from People for the Ethical Treatment of Animals (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

Kroger intends to make available to shareholders, on or about May 15, 2009, our definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with our 2009 Annual Meeting. That meeting currently is scheduled to be held on June 25, 2009. Kroger intends to file definitive copies of the Proxy Materials with the Commission at the same time the Proxy Materials are first made available to shareholders.

We believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(12), and Kroger intends to exclude the Proposal from the Proxy Materials. We previously advised the Proponent via telephone and email that the Proposal does not comply with the SEC's rules. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

The Proposal

The resolution portion of the Proposal reads as follows: "**RESOLVED** that, to advance both Kroger's financial interests and the welfare of animals supplied to its stores, shareholders encourage the board to give purchasing preference to chicken and turkey meat suppliers that use or adopt controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available, and to begin purchasing poultry from suppliers using CAK."

Discussion

The Proposal Deals with Substantially the Same Subject Matter as Proposals Submitted Three Prior Years within the Past Five Years, the Proposal Failed to Receive at Least 10% of the Vote on the Last Submission, and It May Be Excluded Under Rule 14a-8(i)(12).

The Proposal requests that Kroger's Board of Directors cause Kroger to purchase poultry from suppliers that use the controlled-atmosphere method of killing poultry (CAK) as opposed to the more conventional method involving electrical stunning. The Proposal is substantively identical to a proposal submitted by the Proponent in 2008, with the addition of the final clause to this year's Proposal. In 2008, shareholders voted 16,722,537 shares in favor of the proposal, and 414,691,293 shares against the proposal; or a mere 3.9% of total shares voted in favor of the proposal.

In 2005 and 2006 the Proponent submitted proposals that were included in Kroger's proxy materials that also dealt with CAK. The complete text of the resolution portions of the Proponent's 2005, 2006, and 2008 proposals is set forth in Exhibit B.

Rule 14a-8(i)(12) permits the omission of a shareholder proposal from the proxy soliciting materials if "the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years ... if the proposal received ... less than

10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. *Exchange Act Release No. 20091* (Aug. 16, 1983).

Moreover, consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Bank of America Corp.* (avail. Dec. 22, 2008)(proposal requesting disclosure of political contribution policies and reporting non-deductible political contributions excludable as dealing with substantially the same subject matter as prior proposals requesting publication in newspapers of detailed list of political contributions); *Pfizer Inc.* (avail. Feb. 25, 2008)(proposal requesting report of actions taken to correct violations of Animal Welfare Act excludable as dealing with substantially the same subject matter as prior proposals requesting reports discussing the feasibility of amending the company's animal welfare policy); *Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (both proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (proposal requesting that the board of directors implement a code of conduct based on International Labor

Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

In *Barr Pharmaceuticals, Inc.* (avail. Sept. 25, 2006), the Staff concurred that a proposal to adopt an animal welfare policy that reduced the number of animals used in research and implemented acceptable standards of care was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a prior proposal that requested the company commit to using non-animal methods for certain tests and petition governmental agencies to accept alternative test methods. The Staff found the proposal under consideration was excludable, despite the fact that the actions each proposal requested were different, because the substantive concern was the health and welfare of the animals used in research testing.

Here, the Proposal, as well as the prior proposals, all submitted by the same Proponent, requests the Company to take action regarding the controlled-atmosphere killing of poultry purchased from suppliers and sold in Kroger's stores. As such, they deal with the same subject matter and the Proposal is excludable under Rule 14a-8(i)(12).

Conclusion

We respectfully request that the Staff determine that the Proposal may be omitted from the Proxy Materials because it involves a resubmission that did not receive the requisite vote necessary under Rule 14a-8(i)(12). If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,



Bruce M. Gack

encl.

cc. Matt Prescott, PETA

EXHIBIT A



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

January 7, 2009

Mr. Paul W. Heldman, Secretary
Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Heldman,

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2009 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Merrill Lynch, confirming ownership of 124 shares of Kroger Co. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2009 shareholders meeting.

Please contact the undersigned if you need any further information. If Kroger Co. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,



Matt Prescott, Assistant Director
PETA Corporate Affairs

Enclosures: 2009 Shareholder Resolution
Merrill Lynch Letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Shareholder Resolution Regarding Poultry Slaughter

RESOLVED that, to advance both Kroger's financial interests and the welfare of animals supplied to its stores, shareholders encourage the board to give purchasing preference to chicken and turkey meat suppliers that use or adopt controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available, and to begin purchasing poultry from suppliers using CAK.

Supporting Statement

- Kroger's poultry suppliers use a cruel and inefficient method of slaughter called "electric immobilization," in which the birds are paralyzed with an electric current, have their throats slit while they are still conscious, and are dropped into tanks of scalding-hot water (often while they are still alive).

- In addition to being cruel, this electric immobilization method causes various economic problems, such as reduced product quality, yield, and shelf life as well as increased contamination and employee turnover.

- CAK is a better, U.S. Department of Agriculture-approved method of poultry slaughter that replaces the oxygen that birds are breathing with inert gases, gently and effectively putting them "to sleep."

- A report commissioned by McDonald's concurred that CAK is, as animal welfare experts have described it, the least cruel method of poultry slaughter available and found that it "[1.] has advantages [over electric immobilization] from both an animal welfare and meat quality perspective ... [2.] obviates potential distress and injury ... [and 3.] can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress." The report further concluded that McDonald's suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions, and meat yield and quality.

- Many major meat retailers have made concrete movement toward CAK: Burger King, Wendy's, Carl's Jr. and Hardee's now give purchasing preference or consideration to CAK suppliers; Safeway, Harris Teeter and Winn-Dixie have begun purchasing some birds from CAK facilities; and all KFCs in Canada will soon exclusively use chickens killed by CAK.



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

EXHIBIT B

2008 Proposal

RESOLVED that, to advance both Kroger's financial interests as well as the welfare of animals supplied to its stores, shareholders encourage the board to give purchasing preference to suppliers that use or adopt controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available.

2006 Proposal

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 detailing the progress made toward accelerating the development of CAK.

2005 Proposal

RESOLVED: Shareholders request that the board of directors issue a report to shareholders by January 2006, prepared at reasonable cost and omitting proprietary information, on the feasibility of requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on animal welfare and economic benefits that this technology could eventually bring to all our company's slaughter facilities.